SERIES A PREFERRED STOCK INVESTMENT AGREEMENT

This Series A Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company and the Purchasers.

The parties agree as follows:

1. DEFINITIONS. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A.

2. INVESTMENT. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series A Preferred Stock set forth opposite such Purchaser's name on Schedule 1, at a price per share equal to the Purchase Price listed on Schedule 1 and (ii) each Purchaser and the Company agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto), together with the Restated Charter, the Amended and Restated Voting Agreement and the Amended and Restated Investors' Rights Agreement (such agreement, together with the Amended and Restated Voting Agreement and this Agreement, the "**Transaction Agreements**"), constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A
DEFINITIONS

"**2014 Stock Plan**" means the Wefunder, Inc. 2014 Equity Incentive Plan.

"**Agreement Date**" means the date of the Initial Closing.

"**Company**" means Wefunder, Inc., a Delaware public benefit corporation.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Delaware.

"**Governing Law**" means the laws of the state of Delaware.

"**Amended and Restated Investors' Rights Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time).

"**Purchase Price**" with respect to a Purchaser's purchase of Series A Preferred Stock means the price per share detailed on Schedule 1 set forth opposite such Purchaser's name.

"**State of Incorporation**" means Delaware.

"**Unallocated Post-Money Option Pool Percent**" means 10%.

"**Amended and Restated Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE 1

SCHEDULE OF PURCHASERS

PURCHASERS:

Initial Closing: March [•], 2021

Name of Purchaser	Total Series A Preferred Stock Shares Purchased	Purchase Price (per share)	Cash Payment	Total Purchase Amount
[Name] [Address] [Email]	[•]	$[•]	$[•]	$[•]
TOTAL:	**[•]**	**$[•]**	**$[•]**	**$[•]**

EXHIBIT B

AGREEMENT TERMS

1. PURCHASE AND SALE OF SERIES A PREFERRED STOCK.

1.1 Sale and Issuance of Series A Preferred Stock.

1.1.1 The Company shall adopt and file the Company's Amended and Restated Certificate of Incorporation, in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**"), with the Secretary of State of the State of Incorporation on or before the Initial Closing (as defined below).

1.1.2 Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares of Series A Preferred Stock of the Company (the "**Series A Preferred Stock**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

1.2 Closing; Delivery.

1.2.1 The initial purchase and sale of the shares of Series A Preferred Stock hereunder shall take place remotely via the exchange of documents and signatures on the date specified by the Company, which shall be promptly following the date on which (a) Purchasers have executed counterpart signature pages to this Agreement and delivered an aggregate amount of Purchase Price to the Company in cash of not less than $1,000,000, and (b) the Company, in its sole discretion, has determined that it has received all signature pages necessary to close such initial purchase and sale (which date is referred to herein as the "**Initial Closing**"); provided, however, that if the Purchasers do not deliver an aggregate amount of Purchase Price to the Company in cash of not less than $1,000,000, this Agreement shall be terminated and of no further force or effect. At each Closing (as defined below), Boston Private Bank, the Company's escrow agent (the "**Escrow Agent**"), is authorized to release to the Company all funds previously delivered to the Escrow Agent as Purchase Price.

1.2.2 At any time and from time to time during the 365-day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each, an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the applicable Purchase Price, up to that number of shares of Series A Preferred Stock that is equal to 9,705,297 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) (the "**Total Shares Authorized for Sale**") less the number of shares of Series A Preferred Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. Each of the New Purchasers purchasing shares of Series A Preferred Stock at each Additional Closing will execute counterpart signature pages to the Transaction Agreements, and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature pages and delivery of the applicable Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser

had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

1.2.3 Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the shares of Series A Preferred Stock being purchased by such Purchaser at such Closing against payment of the applicable Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, or by any combination of such methods.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Agreements. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

2.2 Capitalization.

2.2.1 The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

(a) The common stock of the Company (collectively, "**Common Stock**"), (i) (A) 97,662,907 of which are designated as Class A Common Stock, of which 20,642,124 are issued and outstanding as of immediately prior to the Agreement Date, and (B) 16,900,000 of which are designated as Class B Common Stock, 8,900,000 of which are issued and outstanding as of immediately prior to the Agreement Date, (ii) that number of which are issuable on conversion of shares of the Preferred Stock and have been reserved for issuance upon conversion of the Preferred Stock, (iii) 31,274,595 of which have been reserved for issuance pursuant to the 2014 Stock Plan, of which 8,172,901 shares (the "**Unallocated Post-Money Option Pool Shares**") remain available for future issuance to officers, directors, employees and consultants pursuant to the 2014 Stock Plan, and (iv) 1,229,180 of which have been reserved for issuance pursuant to the 2012 Equity Incentive Plan, none of which remain available for future issuance to officers, directors, employees and consultants. The ratio determined by dividing (x) the Unallocated Post-Money Option Pool Shares by (y) the Fully-Diluted Share Number (as defined below) is equal to the Unallocated Post-Money Option Pool Percent. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The 2014 Stock Plan has been duly adopted by the Board and approved by the Company's stockholders. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

(b) The shares of the preferred stock of the Company (collectively, "**Preferred Stock**"), (A) 12,053,680 of which are designated as Series Seed Preferred Stock, all of which are issued and outstanding immediately prior to the Agreement Date, (B) 5,656,000 of which are designated as Series Seed-2 Preferred Stock, 2,952,804 of which are issued and outstanding immediately prior to the Agreement Date, (C) 9,622,932 of which are designated as Series Seed-3 Preferred Stock, 6,728,284 of which are issued and outstanding immediately prior to the Agreement Date, and (D) 9,705,297 of which are designated as Series A Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date.

2.2.2 There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Preferred Stock pursuant to the terms of the Restated Charter, (b) the securities and rights described in this Agreement, (c) the Company's right of first refusal pursuant to the Company's bylaws (the "**Bylaws**") and (d) the rights described in the Amended and Restated Investors' Rights Agreement.

2.3 Subsidiaries. Other than Wefunder Advisors, LLC, Wefunder Admin, LLC and Wefunder Portal, LLC, each a Delaware corporation and wholly owned subsidiary of the Company, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of the Transaction Agreements by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under the Transaction Agreements. The Transaction Agreements, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.5 Valid Issuance of Shares. The shares of Series A Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, the Bylaws, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), Regulation Crowdfunding of the Securities Act and applicable state securities laws, the offer, sale and issuance of the shares of Series A Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Class A Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Class A Common Stock issuable upon conversion of the shares of Series A Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, the Bylaws, applicable federal and state securities laws and liens or encumbrances created

by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities Act, Regulation Crowdfunding of the Securities Act, and applicable state securities laws, the Class A Common Stock issuable upon conversion of the shares of Series A Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

2.6 **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks or service mark applications, the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 **Employee and Consultant Matters**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any material agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the

transactions contemplated by the Transaction Agreements will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture or nonrenewal of any material permit or license applicable to the Company.

2.10 Title to Property and Assets. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 Agreements. Except for the Transaction Agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $150,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12 Liabilities. The Company has no liabilities or obligations, contingent or otherwise, in excess of $100,000 individually or $300,000 in the aggregate.

3. REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows as of the date such Purchaser executes this Agreement and as of the applicable Closing for such Purchaser.

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Series A Preferred Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the

Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series A Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series A Preferred Stock.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series A Preferred Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 **Restrictions on Resale; Regulation D, Rule 506(c) and Regulation Crowdfuding, Rule 501**. The Purchaser understands that the shares of Series A Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of the exemption from the registration provisions of the Securities Act provided by Rule 506(c) of Regulation D of the Securities Act and/or Regulation Crowdfunding of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that (i) the shares of Series A Preferred Stock purchased pursuant to Regulation D of the Securities Act are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series A Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available, and (ii) that specific restrictions on transferability apply to shares of Series A Preferred Stock purchased pursuant to Regulation Crowdfunding of the Securities Act, as described in Rule 501 of Regulation Crowdfunding. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series A Preferred Stock, or the Class A Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series A Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the shares of Series A Preferred Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series A Preferred Stock.

3.6 **Legends**. The Purchaser understands that the shares of Series A Preferred Stock and any securities issued in respect of or exchange for the shares of Series A Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, the Transaction Agreements or in the Bylaws; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series A Preferred Stock represented by the certificate so legended; and (c) the following legends:

As applicable to Regulation D offerings:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO

TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

Or, as applicable to Regulation Crowdfunding offerings:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED BASED ON THE EXEMPTION PROVIDED UNDER SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND REGULATION CROWDFUNDING THEREUNDER. NO TRANSFER MAY BE EFFECTED EXCEPT IN ACCORDANCE WITH RULE 501 OF REGULATION CROWDFUNDING."

Applicable to both Regulation D and Regulation Crowdfunding offerings:

"THE COMPANY IS A PUBLIC BENEFIT CORPORATION, AS SUCH TERM IS DEFINED IN SECTION 362 OF THE DELAWARE GENERAL CORPORATION LAW."

3.7 Accredited and Sophisticated Purchaser; Regulation D. If the Purchaser is purchasing shares of Series A Preferred Stock pursuant to Regulation D of the Securities Act, (i) prior to executing the Transaction Agreements, the Purchaser has provided information to the Company in accordance with the Investor Verification Process set forth at https://wefunder.com/accredited/verification (as such site may be updated from time to time) to permit the Company to take reasonable steps to verify that such Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D of the Securities Act; (ii) the Purchaser represents that it is an "accredited investor" and certifies that the information previously provided to the Company is true and correct as of the date such information was provided, as of the date such Purchaser executes the Transaction Agreements and as of the applicable Closing for such Purchaser; (iii) the Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the shares of Series A Preferred Stock; and (iv) if other than an individual, Purchaser also represents it has not been organized for the purpose of acquiring the shares of Series A Preferred Stock.

3.8 Investment Eligibility; Regulation Crowdfunding. If the Purchaser is purchasing shares of Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act, the representations that the Purchaser has made to the Company and/or the funding portal hosting the offer and sale of shares of Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act, regarding such Purchaser's eligibility to invest under Regulation Crowdfunding of the Securities Act, are true, accurate and complete in all respects.

3.9 Exculpation among Purchasers. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to

any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series A Preferred Stock.

3.10 Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto, provided via Wefunder, and/or on Schedule 1; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto, provided via Wefunder, and/or on Schedule 1. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series A Preferred Stock by such Purchaser.

3.11 Public Benefit Corporation. The Purchaser acknowledges that the Company is a public benefit corporation, as defined in Section 362 of the Delaware General Corporation Law (the "**DGCL**"), which means the Company is a for-profit corporation that is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. To that end, the Company is managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Company's conduct, and the public benefit or public benefits identified in the Restated Charter.

3.12 Consent to Electronic Communication. The Purchaser hereby consents and agrees that the Company may deliver communications to such Purchaser, including all notices required to be given to such Purchaser for any purpose, including without limitation under applicable law, the Company's certificate of incorporation, bylaws or otherwise, by means of email (to the email address set forth on the signature page hereto or provided via Wefunder,) or by posting on an electronic message board or by other means of electronic communication by electronic transmission to the fullest extent permitted by applicable law, including to the fullest extent set forth in Section 232 of the DGCL. The Purchaser agrees to promptly notify the Company at nick@wefunder.com of any changes to such Purchaser's email address. This consent to electronic communication shall remain in effect until revoked by such Purchaser.

3.13 Waiver of Information Rights. The Purchaser hereby acknowledges and agrees that, except for such information as required to be delivered to the Purchaser by the Company pursuant to any other agreement by and between the Company and the Purchaser, the Purchaser shall have no right to receive any information from the Company by virtue of such Purchaser's purchase of shares of Series A Preferred Stock, ownership of shares of Series A Preferred Stock, or as a result of the Purchaser being a holder of record of stock of the Company. Without limiting the foregoing, to the fullest extent permitted by law, the Purchaser hereby waives Purchaser's inspection rights under Section 220 of the DGCL and all such similar information and/or inspection rights that may be provided under the law of any jurisdiction, or any federal, state or foreign regulation, that are, or may become, applicable to the Company, the Company's capital stock or the Series A Preferred Stock (the "**Inspection Rights**"). The Purchaser hereby covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights.

4. COVENANTS OF THE PURCHASERS.

4.1 **Confidentiality**. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of the Transaction Agreements other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

5. COVENANTS OF THE COMPANY.

5.1 **Reservation of Class A Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series A Preferred Stock, all Class A Common Stock issuable from time to time upon conversion of that number of shares of Series A Preferred Stock equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

6. GENERAL PROVISIONS.

6.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of the Transaction Agreements.

6.2 **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

6.3 **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

6.5 **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, provided via the Wefunder.com platform, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6 **No Finder's Fees**. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.7 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.8 **Amendments and Waivers**. Except as specified elsewhere in this Agreement, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding shares of Series A Preferred Stock (or Class A Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 6.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 6.8 will be binding upon the Purchasers, each transferee of the shares of Series A Preferred Stock (or the Class A Common Stock issuable upon conversion thereof) or Class A Common Stock from a Purchaser, and each future holder of all such securities, and the Company.

6.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.11 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4 and 5 will terminate immediately prior to (i) the closing of the Company's initial public offering of Class A Common Stock pursuant to an effective registration statement filed under the Securities Act, (ii) a Direct Listing as defined in the Restated Charter, or (iii) a SPAC Transaction as defined in the Restated Charter, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Restated Charter, as amended from time to time,

and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1 and this Section 6.11 will survive any termination of this Agreement.

6.12 Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

6.13 Waiver of Conflicts. Each party to this Agreement acknowledges that Cooley LLP ("**Cooley**"), outside general counsel to the Company, has in the past performed or is or may now or in the future represent one or more Purchasers or their affiliates in matters unrelated to the transactions contemplated by the Transaction Agreements (the "**Financing**"), including representation of such Purchasers or their affiliates in matters of a similar nature to the Financing. The applicable rules of professional conduct require that Cooley inform the parties hereunder of this representation and obtain their consent. Cooley has served as outside general counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. Each of the Company and each Purchaser hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, Cooley has represented solely the Company, and not any Purchaser or any stockholder, director or employee of the Company or any Purchaser; and (c) gives its informed consent to Cooley's representation of the Company in the Financing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Wefunder, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT C

FORM OF RESTATED CHARTER

EXHIBIT D

DISCLOSURE SCHEDULE

See next page – if no next page, then there are no disclosures.

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Series A Preferred Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in Exhibit B of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in Exhibit B of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

EXHIBIT E

FORM OF AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

EXHIBIT F

FORM OF AMENDED AND RESTATED VOTING AGREEMENT

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "***Agreement***") is made as of [EFFECTIVE DATE], by and among (a) Wefunder, Inc., a Delaware public benefit corporation (the "***Company***"), (b) each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "***Investor***," and (c) any New Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 4.9 hereof.

RECITALS

WHEREAS, certain of the Investors (the "***Existing Investors***") hold shares of the Company's Series Seed Preferred Stock ("***Series Seed Preferred Stock***"), Series Seed-2 Preferred Stock ("***Series Seed-2 Preferred Stock***"), Series Seed-3 Preferred Stock ("***Series Seed-3 Preferred Stock***") and/or shares of the Company's Class A Common Stock ("***Class A Common Stock***") issued upon conversion thereof and possess certain participation rights and other rights pursuant to that certain Investors' Rights Agreement, dated as of December 6, 2019, by and among the Company and the other parties thereto (the "***Prior Agreement***");

WHEREAS, the Prior Agreement may be amended with the written consent of the Company and the holders of a majority of the shares of Class A Common Stock issued or issuable upon conversion of the shares of Preferred Stock (the "***Requisite Holders***");

WHEREAS, the Existing Investors, including the Requisite Holders, desire to amend and restate the Prior Agreement and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to that certain Series A Preferred Stock Investment Agreement, of even date herewith, with the Company (the "***Purchase Agreement***") and desire to set out their rights hereunder.

NOW, THEREFORE, the Existing Investors, including the Requisite Holders, hereby agree that the Prior Agreement shall be amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2 "***Common Stock***" means shares of the Company's Common Stock.

1.3 "***Derivative Securities***" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.4 "***Direct Listing***" means the Company's initial listing of its Common Stock on a national securities exchange by means of a registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale. For the avoidance

of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services. Any and all mentions of an underwritten offering or underwriters contained herein shall not apply to a Direct Listing.

1.5 "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.6 "***Holder***" means any holder of Registrable Securities who is a party to this Agreement.

1.7 "***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.8 "***IPO***" means the Company's first underwritten public offering of Common Stock under the Securities Act.

1.9 "***Major Investor***" means (a) any Investor that, individually or together with such Investor's Affiliates, holds either (i) at least 442,478 shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), (ii) at least 337,100 shares of Series Seed-2 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), (iii) at least 272,538 shares of Series Seed-3 Preferred Stock (as adjusted for any stock split, stock dividend, or other recapitalization or reclassification effected after the date hereof), or (iv) at least 272,538 shares of Series A Preferred Stock (as adjusted for any stock split, stock dividend, or other recapitalization or reclassification effected after the date hereof), and (b) Splash Capital Fund I, L.P., for so long as it holds 228,975 shares of Series Seed-2 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.10 "***New Securities***" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.11 "***Person***" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.12 "***Preferred Stock***" means, collectively, shares of the Company's Series Seed Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series A Preferred Stock.

1.13 "***Registrable Securities***" means (i) the Class A Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 4.1.

1.14 "***Restated Certificate***" means the Amended and Restated Certificate of Incorporation of the Company, as amended and/or restated from time to time.

1.15 "***Restricted Securities***" means the securities of the Company required to be notated with the legend set forth in Subsection 2.1 hereof.

1.16 "***SEC***" means the Securities and Exchange Commission.

1.17 "***SEC Rule 144***" means Rule 144 promulgated by the SEC under the Securities Act.

1.18 "***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.19 "***Series Seed Preferred Stock***" means shares of the Company's Series Seed Preferred Stock, par value $0.00005 per share.

1.20 "***Series Seed-2 Preferred Stock***" means shares of the Company's Series Seed-2 Preferred Stock, par value $0.00005 per share

1.21 "***Series Seed-3 Preferred Stock***" means shares of the Company's Series Seed Preferred Stock, par value $0.00005 per share.

1.22 "***Series A Preferred Stock***" means shares of the Company's Series A Preferred Stock, par value $0.00005 per share.

1.23 "***SPAC Transaction***" means a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Company with a publicly traded "special purpose acquisition company" or its subsidiary (collectively, a "***SPAC***"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on a national securities exchange or marketplace.

2. Restrictions on Transfer.

2.1 Restrictions on Transfer. The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

2.2 Restrictive Legend. Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.3) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR

TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.

2.3 Notice of Transfer. The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.2, except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.4 "Market Stand off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided, however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Subsection 2.4 will continue to apply until the expiration of the 18-day period beginning

on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Subsection 2.4, "***Company***" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Subsection 2.4 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

3. Rights to Future Stock Issuances.

3.1 Right of First Offer. Subject to the terms and conditions of this Subsection 3.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor; provided, however, that a Major Investor will have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that either (i) such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor," as such term is defined in Regulation D of the Securities Act, or (ii) the purchase by such Major Investor of such New Securities will not cause the Company to fail to qualify to use the securities exemption upon which the Company proposes relying upon in connection with the issuance of such New Securities. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it. in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates.

(a) The Company shall give notice (the "***Offer Notice***") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 10 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to such Major Investor's Pro Rata Share (as defined below) of such New Securities. A Major Investor's "***Pro Rata Share***" shall mean such number of New Securities that, if purchased by such Major Investor, would result in (i) the proportion that the shares of Class A Common Stock then issued or issuable upon conversion of the shares of Preferred Stock held by such Major Investor bears to (ii) the total number of shares of Common Stock then outstanding (assuming full conversion and/or exercise, as applicable, of all shares of Preferred Stock and other Derivative Securities). The closing of any sale pursuant to this Subsection 3.1(b) shall occur within the later of 120 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 3.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 3.1(b), the Company may, during the 120-day period

following the expiration of the periods provided in Subsection 3.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 3.1.

(d) The right of first offer in this Subsection 3.1 shall not be applicable to (i) Exempted Securities (as defined in the Restated Certificate); (ii) shares of Common Stock issued in the IPO; or (iii) the issuance of shares of Series A Preferred Stock to New Purchasers pursuant to Section 1.2.2 of the Purchase Agreement.

3.2 Termination. The covenants set forth in Subsection 3.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, SPAC Transaction or Direct Listing (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event (as defined in the Restated Certificate), whichever event occurs first.

4. Miscellaneous.

4.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of shares of Preferred Stock that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds a sufficient number of shares of Preferred Stock qualify as a Major Investor; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.4. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

4.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto or provided via the Wefunder.com platform, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 4.5.

4.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the shares of Class A Common Stock issued or issuable upon conversion of the shares of Preferred Stock; provided that the Company may in its sole discretion waive compliance with Subsection 2.3 (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Subsection 2.3 shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 3 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination or waiver effected in accordance with this Subsection 4.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

4.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

4.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

4.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and

delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

4.10 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including the Exhibits hereto), the Restated Certificate and the Purchase Agreement constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

4.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

4.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether

under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Wefunder, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE A

INVESTORS

Name and Address
[Investor name]
[Address]
[Address]
[email address]

AMENDED AND RESTATED VOTING AGREEMENT

This AMENDED AND RESTATED VOTING AGREEMENT (this "***Agreement***") is made and entered into as of [EFFECTIVE DATE], by and among (a) Wefunder, Inc., a Delaware public benefit corporation (the "***Company***"), (b) each holder of (i) the Company's Series Seed Preferred Stock (the "***Series Seed Preferred Stock***"), (ii) the Company's Series Seed-2 Preferred Stock (the "***Series Seed-2 Preferred Stock***"), (iii) the Company's Series Seed-3 Preferred Stock (the "***Series Seed-3 Preferred Stock***,"), and (iv) the Company's Series A Preferred Stock (the "***Series A Preferred Stock***," and, together with Series Seed Preferred Stock, the Series Seed-2 Preferred Stock, and the Series Seed-3 Preferred Stock, the "***Preferred Stock***") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 8.1(a) or 8.2 below, the "***Investors***"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 8.1(b) or 8.2 below, the "***Key Holders***," and together collectively with the Investors, the "***Stockholders***").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series A Preferred Stock Investment Agreement (the "***Purchase Agreement***") providing for the sale of shares of Series A Preferred Stock. Certain of the Investors (the "***Existing Investors***") and the Key Holders are parties to that certain Voting Agreement, dated as of December 6, 2019, by and among the Company and the parties thereto (the "***Prior Agreement***"). The undersigned, constituting the parties required to approve or amend the Prior Agreement pursuant to Section 8.8 therein, desire to amend and restate that agreement in connection with the sale of the Series A Preferred Stock.

B. The Amended and Restated Certificate of Incorporation of the Company, as amended and/or restated from time to time (the "***Restated Certificate***"), provides that the holders of record of the shares of the Company's Common Stock ("***Common Stock***"), exclusively and as a separate class, shall be entitled to elect all directors of the Company.

C. The parties desire to amend and restate the Prior Agreement in its entirety to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company and an increase in the number of shares of the Company's Class A Common Stock ("***Class A Common Stock***") required to provide for the conversion of Preferred Stock.

NOW, THEREFORE, the undersigned Existing Investors and Key Holders hereby agree that the Prior Agreement shall be superseded and replaced in its entirety by this Agreement and shall be of no further force or effect from and after the date hereof, and the parties hereto further agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the board of directors of the Company (the "***Board***") shall be set and remain at three directors or such greater number as determined by the Board. For purposes of this Agreement, the term "***Shares***" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, three persons (or such greater number as determined by the Board after the date of this Agreement) designated by a majority of the voting power of all issued and outstanding shares of Common Stock then held by the Founders (as defined below) shall be elected to the Board, which individuals shall initially be Nicholas Tommarello, Greg Belote and one vacancy. "***Founders***" means each of Nicholas Tommarello and Greg Belote, for so long as each such person is then providing services to the Company as an employee. To the extent that the first sentence of this Section is not applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "***Person***") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of a majority of the voting power of the shares of stock, entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Subsection 2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "***Securities Act***") (each, a "***Disqualification Event***"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "***Disqualified Designee***". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Class A Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Class A Common Stock from time to time to ensure that there will be sufficient shares of Class A Common Stock available for conversion of all of the shares of Preferred Stock and the Company's Class B Common Stock outstanding at any given time.

3. Drag Along Right.

3.1 Drag Along Right. If (a) a Deemed Liquidation Event (as defined in the Restated Charter), (b) issuance of securities by the Company in its next equity financing after the date hereof (the "***Next Financing***") or (c) any action under Section 363(c) of the Delaware General Corporation Law is approved by the holders of outstanding capital stock of the Company constituting a majority of the voting power of the Company, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all of such Stockholder's Shares in favor of, and adopt, such Deemed Liquidation Event or Next Financing and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event or Next Financing as may reasonably be requested by the Company to carry out the terms and provision of this Section 3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

3.2 Exceptions to Drag Along Right. Notwithstanding the foregoing, a Stockholder need not comply with Section 3.1 in connection with any proposed Deemed Liquidation Event (the "***Proposed Sale***") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and

delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder; and

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of a majority of the shares of Preferred Stock elect otherwise, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of a majority of the shares of Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Charter in effect immediately prior to the Proposed Sale.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy.

(a) Each Stockholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power

to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Shares.

(b) In addition, each Investor who holds 40,000 shares or less of capital stock of the Company (as adjusted for any stock dividend, stock split, combination of shares, reclassification or the like) hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Investor and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder. The proxy and power granted by each such Investor pursuant to this Section are coupled with an interest. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any such Investor is an individual, will survive the death, incompetency and disability of such Investor and, so long as any such Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding Shares.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "***Disqualification Event***") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "Rule 506(d) Related Party" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

5.2 Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Irrevocable Proxy. Upon the execution and delivery by Investors holding a majority of the then-outstanding shares of Preferred Stock held by all Investors of the documents executed by the investors purchasing securities in the Company's next equity financing after the date hereof (the "***Next Financing Documents***"), the Investor appoints the Chief Executive Officer of the Company as the Investor's true and lawful attorney, with the power to act alone and with full power of substitution, to execute and deliver all of the Next Financing Documents. The power granted by the Investor pursuant to this Section 6 is coupled with an interest, is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Investor. For the avoidance of doubt, only those investors to whom the provisions of Section 4.2(b) of this Agreement apply are subject to the provisions of this Section 6.

7. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Direct Listing (as defined in the Restated Certificate); (c) the consummation of a SPAC Transaction (as defined in the Restated Certificate); (d) the consummation of a Deemed Liquidation Event and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Deemed Liquidation Event to the extent necessary to enforce the provisions of Section 3 with respect to such Deemed Liquidation Event; and (e) termination of this Agreement in accordance with Subsection 8.8 below.

8. Miscellaneous.

8.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of Series A Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 8.1(a) above), following which such Person shall hold Shares constituting 3% or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

8.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder,

or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 8.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 8.12.

8.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

8.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, as provided via the Wefunder.com platform, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 8.7.

8.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Founders holding a majority of the voting power of all issued and outstanding shares of Common Stock then held by the Founders; and (c) the holders of a majority of the shares of Class A Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) Schedule A hereto may be amended by the Company from time to time in accordance with Section 1.2.2 of the Purchase Agreement to add information regarding New Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto;

(c) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(d) Subsection 1.2 and this Subsection 8.8(d) shall not be amended or waived without the written consent of a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Founders.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Subsection 8.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 8.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

8.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.11 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate, the Purchase Agreement and the Investors' Rights Agreement (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

8.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 8.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 8.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

8.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 8.12.

8.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to this Agreement need not make explicit reference to the terms of this Agreement.

8.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

8.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

8.17 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

8.18 Waiver of Information Rights. Stockholder hereby acknowledges and agrees that, except for such information as required to be delivered to Stockholder by the Company pursuant to any other agreement by and between the Company and Stockholder, Stockholder shall have no right to receive any information from the Company by virtue of such Stockholder's purchase of the Shares, ownership of the Shares, or as a result of Stockholder being a holder of record of stock of the Company. Without limiting the foregoing, to the fullest extent permitted by law, Stockholder hereby waives Stockholder's inspection rights under Section 220 of the Delaware General Corporation Law and all such similar information and/or inspection rights that may be provided under the law of any jurisdiction, or any federal, state or foreign regulation, that are, or may become, applicable to the Company, the Company's capital stock or the Shares (the "***Inspection Rights***"). Stockholder hereby covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Wefunder, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE A

[INVESTORS][2]

Name and Address

[Investor name]
[Address]
[Address]
[email address]

[2] To be updated with new investors.

SCHEDULE B

KEY HOLDERS

Name and Address

Nicholas Tommarello
141B Hampshire St.
San Francisco CA 94103
nick@tommarello.com

Michael Norman
141B Hampshire St.
San Francisco CA 94103
michaelnorman22@gmail.com

Greg Belote
2340 Grant St., Apt. C
Berkeley CA 94703
etoleb@gmail.com

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("***Adoption Agreement***") is executed on ___________________, 20__, by the undersigned (the "***Holder***") pursuant to the terms of that certain Voting Agreement dated as of ______________, 2021 (the "***Agreement***"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**"), for one of the following reasons (Check the correct box):

As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

As a new Investor in accordance with Subsection 8.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

In accordance with Subsection 8.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ___________________________

By: ___________________________________
Name and Title of Signatory

Address: ______________________________

____

Facsimile Number: ____________________

ACCEPTED AND AGREED:

WEFUNDER, INC.

By: _______________________________________

Title: _____________________________________